FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 10, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Earnings Release

Quarter ended

December 31, 2014

São Paulo, February 10, 2015 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended December 31, 2014. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Net revenue of R$ 71.9 million in 6M15.

     Net income of R$ 2.8 million in 6M15.

     Adjusted EBITDA of R$ 2.3 million in 6M15.

     Construction of a silo in Bahia with grain storage capacity of 20 thousand tons.

    End of the fifth year of sugarcane supply, delivering 724 thousand tons.

Message from Management

The period was marked by the reduction in commodity prices and the appreciation of the U.S. dollar, a scenario that contributed to an expected agricultural production margin below the average of the past few years. In this context, we reduced the planted area of the 2014/2015 harvest, as announced in the previous quarter and did an organization restructuring, reducing administrative costs and leasing 6,583 hectares to third parties in Bahia, minimizing costs and the Company’s operational risk.

We closed 6M15 with Net Revenue of R$ 71.9 million, Net Income of R$ 2.8 million and Adjusted EBITDA of R$ 2.3 million, reflecting the sale of 651 thousand tons of agricultural products (soybean, corn and sugarcane) in 6M15.

Regarding our operational activities, we concluded planting the 2014/2015 grain harvest in 48,187 hectares in the properties in Brazil, and also planted 6,554 hectares of pasture in the Preferência Farm and 8,466 hectares of sugarcane in the Alto Taquari and Araucária Farms. In Paraguay, we concluded planting in 10.500 hectares of grains and 3.135 hectares of pasture, corresponding to 92% of the total planted area. The Company’s total planted area came to 78,044 hectares.

In 6M15, we ended the fifth year of sugarcane supply, delivering 724 thousand tons to ETH. Sugarcane results show the region’s consolidation as a producer, with better gross margin and yield than traditional sugarcane regions, such as the state of São Paulo, for example.

Still regarding operational activities, we began the construction of a silo in Bahia, with grain storage capacity of 20 thousand tons. The construction of the silo improves the Company’s grain sales strategy in the region and mitigates logistics risks in production distribution.

In relation to property development, we obtained licenses to develop additional 7 thousand hectares in Paraguay and began the transformation process in 10 thousand hectares in the properties in Brazil and Paraguay.

In December 2014, we held the BrasilAgro Day, an event that gathered more than 40 investors, with the attendance of all our executive officers. The event discussed the sector’s prospects for the upcoming harvest years and our plan for the next few years.

We are fully committed and aligned with our plans to improve results, pursuing solid and sustainable growth.

Release 2Q15	2

Property Portfolio

At the date of this release, the Company’s property portfolio consisted of 276,440 hectares across five Brazilian states and Paraguay, as shown in the table below:

				Total Area	Arable Area (3)
Properties	Location	Acquisition Date	Project	ha	ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	27,807	18,622
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	8,124	5,982
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Grains and Pasture	17,799	14,237
Parceria II Farm	Ribeiro Gonçalves/PI	Nov / 13[1]	Grains	7,181	7,181
Cresca[2]	Boquerón/Paraguai	Dec / 13	Grains and Pasture	117,307	59,619
Total				276,440	179,979
1- BrasilAgro entered into an agricultural exploration partnership at the Parceria II Farm for up to 11 harvests.
2- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A.
3- Excluding legal reserves and permanent preservation areas (APP)

We leased 6,583 hectares of the Jatobá Farm to third parties during the 2014/2015 cycle, which can be extended to one more harvest year. The leasing has the purpose of reducing the Company's operational risk, taking into consideration climate changes in Bahia in recent harvests and the lower operating margin.

     Development of Areas

We are transforming an area of approximately 10 thousand hectares (Brazil and Paraguay).

In Paraguay, we obtained licenses to transform additional 7,000 hectares and we are already in the process of transforming 3,000 hectares during the 14/15 harvest year.

On December 31, 2014, 17% of our properties were developed, 33% were under development and 50% were still undeveloped.

Release 2Q15	3

Due to the difficulties we have been facing in regard to obtaining licenses for the Nova Buriti Farm, we are studying the best options for the future of the property.

     Silo in Bahia

We began the construction of a silo in Bahia, at the Chaparral Farm, with grain storage capacity of 20 thousand tons. The construction of the silo improves the Company’s grain sales strategy in that region, in addition to mitigating logistics risks in production distribution.

The construction will take place in two stages. The first phase will include the construction of a silo with capacity to store 10 thousand tons of grains and the production processing structure (cleaning and drying) and the second phase will include the construction of another silo with capacity to store additional 10 thousand tons of grains.

The project was fully financed at the rate of 4% p.a., 60 months duration and 12-month grace period, totaling the financing amount of R$10.7 million.

Release 2Q15	4

Agricultural Operations Performance

Until the preparation of this release, we had concluded planting the 2014/2015 grain harvest in 48,187 hectares in the properties in Brazil, and also planted 6,554 hectares of pasture in the Preferência Farm and 8,466 hectares of sugarcane in the Alto Taquari and Araucária Farms. In Paraguay, we concluded planting in 10,500 hectares of grains and 3,135 hectares of pasture, corresponding to 92% of the total harvested area. The Company’s total planted area came to 78,044 hectares.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other Grains	Total
Cremaq Farm		14,965	1,963			16,928
Jatobá Farm		9,535	1,196			10,731
Alto Taquari Farm	3,622					3,622
Araucária Farm	4,844					4,844
Chaparral Farm		10,535	2,538			13,073
Preferência Farm				6,554		6,554
Partnership II Farm		7,455				7,455
Cresca (Paraguay)		5,756	3,180	2,665	3,236	14,837
Total 14/15	8,466	48,246	8,877	9,219	3,236	78,044
*planting in Paraguay ends late February.

*planting in Paraguay ends late February.

     Grains

We planted a total of 42,490 hectares of soybean and 5,697 hectares of corn in the Cremaq, Jatobá, Chaparral and Parceria II farm.

Up to the publication of this release, we had completed the planting of 92% of the grain area in Paraguay, totaling a planted area of 12,172 hectares, divided into soybean, corn and sorghum.

The development of the corn crop in the Bahia farms was impacted by the weak rainfall during January. It is still not possible to measure the impact on corn productivity, which has been recovering with recent rainfall. The soybean crop has been developing well in all properties.

     Sugarcane

In 2Q15 we ended the fifth year of sugarcane supply, when we delivered 724,000 tons to ETH.

The Alto Taquari and Araucária Farms are planted with 8,466 hectares of sugarcane.

Release 2Q15	5

The chart below shows the sugarcane results appropriate at sugarcane harvest year (April to November):

	year calendar
Sugarcane harvest year results
	2013	2014
Tons harvested	662,674	723,593
Hectares harvested	8,062	7,141
TCH - Harvested Tons per Hectares	82.20	101.33
TRS - Total Recoverable Sugar	138.24	136.98

     Pasture

The Preferência Farm has 6,554 hectares of pasture, 4,633 hectares of which are leased to third parties for cattle raising. In Paraguay we have 3,236 hectares of pasture.

     Cattle raising

In December 31, 2014 Cresca owned 1,912 heads of cattle in Paraguay.

Release 2Q15	6

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Gross Profit (loss)	1,472	(2,255)	n.a.	9,426	476	1880.3%
Selling expenses	477	(1,200)	n.a.	(371)	(3,166)	-88.3%
General and administrative expenses	(6,336)	(7,396)	-14.3%	(13,412)	(14,027)	-4.4%
Other operating income/expenses, net	(4,237)	1,892	n.a.	(5,580)	1,447	n.a.
Depreciation and amortization	2,719	1,462	86.0%	9,337	8,642	8.0%
EBITDA	(5,905)	(7,498)	-21.2%	(600)	(6,628)	-90.9%

Adjusted EBITDA (R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Gross Profit (loss)	1,472	(2,255)	n.a.	9,426	476	1880.3%
Elimination of gains on biological assets (grains and sugarcane planted)	3,271	860	280.5%	(180)	3,415	n.a.
Selling expenses	477	(1,200)	n.a.	(371)	(3,166)	-88.3%
General and administrative expenses	(6,336)	(7,396)	-14.3%	(13,412)	(14,027)	-4.4%
Other operating income/expenses, net	(4,237)	1,892	n.a.	(5,580)	1,447	n.a.
Hedge results	-	-	n.a.	2,219	(669)	n.a.
Adjusted Depreciations [1]	2,821	2,746	2.7%	6,826	5,989	14.0%
EBITDA Cresca[2]	(637)	-	n.a.	3,360	-	n.a.
Adjusted EBITDA	(3,169)	(5,354)	-40.8%	2,288	(6,536)	n.a.
1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane cropsl.
2- Considers 50% of Cresca s EBITDA.

1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane cropsl.

2- Considers 50% of Cresca’s EBITDA.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and expenses and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including the depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

The Cresca’s EBITDA in 6M15 includes the sale of 24,624 hectares in the amount of US$ 14.8 million held in April 2014, which was recorded in 1Q15 after the grant of the deed, which occurred in July 2014.

Release 2Q15	7

Income Statement

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Revenues from grains	8,527	1,353	530.2%	34,285	16,301	110.3%
Revenues from sugarcane	12,842	2,168	492.3%	38,844	27,800	39.7%
Revenues from leasing	571	165	246.1%	957	387	147.3%
Revenues from farm sale	-	-	n.a.	-	-	n.a.
Other revenues	1,548	561	175.9%	2,726	807	237.8%
Deductions from gross revenue	(2,235)	(563)	297.0%	(4,850)	(2,367)	104.9%
Net Sales Revenue	21,253	3,684	476.9%	71,962	42,928	67.6%
Change in fair value of biological assets and agricultural products	1,871	(556)	n.a.	9,645	634	1421.3%
Reversal of impairment of net realizable value of agricultural products after harvest	195	-	n.a.	(1,778)	(15)	11753.3%
Net Revenue	23,319	3,128	645.5%	79,829	43,547	83.3%
Cost of agricultural products sale	(21,847)	(5,383)	305.8%	(70,403)	(43,071)	63.5%
Cost of farm sale	-	-	n.a.	-	-	n.a.
Gross Profit (loss)	1,472	(2,255)	n.a.	9,426	476	1880.3%

     Net Revenue from Sales

Net Revenue (R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Total	21,253	3,684	476.9%	71,962	42,928	67.6%
Soybean	2,370	1,147	106.7%	19,616	11,379	72.4%
Corn	5,274	89	5840.4%	12,217	4,178	192.4%
Sugarcane	12,297	1,903	546.3%	37,615	26,787	40.4%
Leasing	112	163	-31.1%	430	67	543.2%
Services	126	-	n.a.	262	-	n.a.
Others	1,073	383	180.4%	1,823	517	252.7%

Tons	2Q15	2Q14	Change	6M15	6M14	Change
Total	232,122	41,147	464.1%	650,933	459,836	41.6%
Soybean	3,478	1,431	143.1%	22,179	11,950	85.6%
Corn	17,241	258	6584.9%	40,190	11,926	237.0%
Sugarcane	211,321	39,351	437.0%	588,432	435,660	35.1%
Others	82	107	-23.6%	132	300	-56.1%

In 2Q15, net revenue from sales totaled R$ 21.3 million, an increase of 476.9% from the same period in the previous fiscal year.

Grain net revenue (soybean and corn) in 2Q15 grew 518.7% year-over-year, from R$1.2 million, from the sale of 1,700 tons of grain, to R$7.6 million, from the sale of 20,700 tons of grains.

In 6M15, net revenue from sales totaled R$71.9 million, a 67.6% decrease year on year, resulting from (i) the 40.4% increase in revenue from sugarcane and (ii) the 104.6% increase in grain revenue.

Soybean revenue in 6M15 grew 72.4% over the previous year, from R$11.4 million (sale of 11,900 tons at R$952.23 per ton) to $19.6 million (sale of 22,200 tons at R$884.42 per ton).

Corn revenue increased by 192.4% year-over-year, from R$4.2 million (sale of 11,900 tons at R$350.30 per ton) to R$12.2 million (sale of 40,200 tons at R$303.98 per ton).

Despite the reduction in soybean and corn average price per ton, net revenue from grain sales increased by 104.6%, from 23.8 thousand tons in 6M14 to 62.4 thousand tons in 6M15, due to the higher sales volume in the period.

Release 2Q15	8

Sugarcane revenue in 6M15 grew 40.4% over 6M14, from R$ 26.8 million, from the sale of 436,000 tons at R$61.49 per ton, to R$37.6 million from the sale of 588,000 tons at R$63.92 per ton of sugarcane to ETH. The increase in the price of sugarcane per ton was due to the 7% increase in the average TRS price, from R$0.45 per kg in 6M14 to R$0.48 per kg in 6M15, the average TRS harvested por ton dropped 3%, from 143.31 kg/ton in 6M14 to 139.01 kg/ton in 6M15.

Services revenue in 2Q15 totaling R$ 126,000 came from an advisory services provision agreement related to the development of land owned by Cresca.

     Biological Assets

				Gain/Loss	Gain/Loss
(R$ thousands)	Soybean	Corn	Sugarcane
				12/31/14	12/31/13
Production fair value	-	2,758	37,439	40,196	26,339
Production cost	-	(2,356)	(32,292)	(34,648)	(25,645)
Gain and loss on agricultutal products	-	402	5,146	5,548	694
Gain and loss on biological assets	3,457	1,145	(505)	4,097	(59)
Change on biological assets fair value	3,457	1,547	4,641	9,645	634

The agricultural products of the Company and its subsidiaries essentially correspond to the sugarcane and second corn crops and are measured at fair value.

 Gains or losses in the variation of the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal.

In 2Q15, the Company recorded a gain of R$9.6 million from biological assets and agricultural products, comprising gains of R$3.5 million from soybean, R$1.5 million from corn and R$4.6 million from sugarcane.

The table below shows the results of the sugarcane:

	Fiscal period
	6M15 (six	Sugarcane Crop
Sugarcane Crop 2014	month period	(Apr to Nov
	ended	2014)
	12/31/14)
Net Revenues	37,615	46,087
Cost of Sales	(37,439)	(46,127)
Gain (loss) of agriculture products	5,146	8,271
Profit	5,323	8,231

Tons harvested	588,432	723,593

Release 2Q15	9

     Inventories

(R$ thousand)	Soybean	Corn	Others	Sugarcane	Gain/loss on	Gain/loss on
					12/31/2014	12/31/2013
Total	(569)	(1,209)	-	-	(1,778)	(15)

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

On December 31, 2014, the amount recognized under impairment of agricultural products was R$1.8 million.

    Production costs

Production Cost	2013/2014 (R$/ha)	2012/2013 (R$/ha)	Change
Soybean	1,668	1,919	-13%
Corn	2,384	2,645	-10%
Sugarcane	4,824	4,326	12%

    Cost of Goods Sold

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Cost of Goods Sold	(21,381)	(8,327)	156.76%	(66,621)	(45,405)	46.7%
Soybean	(1,946)	(1,750)	11.2%	(14,926)	(12,982)	15.0%
Corn	(6,529)	(67)	9654.7%	(14,894)	(3,459)	330.6%
Sugarcane	(11,288)	(4,754)	137.5%	(34,159)	(26,212)	30.3%
Leasing	(973)	(759)	28.3%	(1,888)	(1,340)	40.9%
Others	(645)	(998)	-35.4%	(755)	(1,413)	-46.6%

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Cost of biological assets	(466)	2,945	n.a.	(3,782)	2,335	n.a.
Soybean	(586)	107	n.a.	(4,555)	2,474	n.a.
Corn	1,918	8	n.a.	3,864	(931)	n.a.
Sugarcane	(1,918)	2,822	n.a.	(3,279)	613	n.a.
Leasing	(54)	-	n.a.	-	-	n.a.
Others	174	8	2154.7%	189	179	5.8%

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Total of cost of goods sold	(21,847)	(5,383)	305.87%	(70,403)	(43,071)	63.46%
Soybean	(2,532)	(1,642)	54.2%	(19,481)	(10,507)	85.4%
Corn	(4,612)	(59)	7708.7%	(11,030)	(4,390)	151.2%
Sugarcane	(13,207)	(1,932)	583.5%	(37,439)	(25,599)	46.2%
Leasing	(1,027)	(759)	35.3%	(1,888)	(1,340)	40.9%
Others	(471)	(991)	-52.5%	(566)	(1,234)	-54.2%

In 6M15, the cost of goods sold (COGS) came to R$70.4 million. Due to the fair value adjustments of agricultural products, changes in costs between exercises are directly linked to the market prices of commodities at the time of harvest.

Release 2Q15	10

In 6M15, total soybean COGS increased by 85.4% year-over-year, from R$10.5 million, from the sale of 11,900 tons at R$879.27 per ton, to R$19.5 million, from the sale of 22,200 tons at R$878.34 per ton.

In 6M15, total corn COGS increased by 151.2% over 6M14, from R$4.4 million, from the sale of 11,900 tons at R$368.13 per ton, to R$11.0 million, from the sale of 40,200 tons at R$274.45 per ton.

Despite the lower average cost per ton of soybean and corn, grain COGS increased by 104.8%, as a result of the higher traded volume in the period, which grew from 23,800 tons in 6M14 to 62,400 tons in 6M15.

In 6M15, total sugarcane COGS grew by 46.2% over 6M14, from R$25.6 million, from the sale of 436,000 tons at R$58.76 per ton, to R$37.4 million, from the sale of 588,000 tons at R$63.62 per ton.

    Selling Expenses

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Selling expenses	477	(1,200)	n.a.	(371)	(3,166)	-88.3%
Freight and storage	(50)	(25)	100.5%	(195)	(270)	-27.8%
Allowance for doubtfull accounts	(338)	(129)	162.6%	(714)	(396)	80.6%
Sales Commission	(46)	-	n.a.	(91)	52	n.a.
Others	912	(1,046)	n.a.	629	(2,552)	n.a.

In the quarter ended December 31, 2014, selling expenses totaled R$371,000, 88.3% down on the previous year.

The variation in other selling expenses results mainly from the provision for onerous soybean sales contracts through the analysis of fixed prices lower than costs. In 6M15, onerous contracts came to R$579 thousand.

In 6M14 expenses with the opening of an area in the Horizontina Farm, carried out before the property was delivered to the buyer totaling R$1.4 million and provisions for doubtful accounts amounting to R$982.0 thousand, non-recurring this year.

    General and Administrative Expenses

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
General and administrative expenses	(6,336)	(7,396)	-14.3%	(13,412)	(14,027)	-4.4%
Depreciations and amortizations	(335)	(378)	-11.3%	(671)	(717)	-6.4%
Personnel expenses	(3,354)	(3,972)	-15.6%	(7,755)	(8,443)	-8.1%
Expenses with services provider	(1,540)	(1,541)	-0.1%	(2,454)	(2,400)	2.3%
Leases and Rents	(129)	(187)	-31.1%	(361)	(354)	2.0%
Others sales	(978)	(1,318)	-25.8%	(2,171)	(2,113)	2.7%

In 2Q15, general and administrative expenses decreased 14.3% over the same period in the previous year, from R$ 7.4 million to R$ 6.4 million.

In 6M15, general and administrative expenses decreased 4.4% over the same period in the previous year, from R$ 14.0 million to R$ 13.4 million.

Release 2Q15	11

This variation was mainly due to the decrease of 8.1% in personnel expenses. This decrease is a result of the organizational restructuring held by the Company.

     Other operating revenues / expenses

In 6M15, operating expenses came to R$5.6 million. This amount refers chiefly to: (i) the termination of the agricultural partnership agreement in Bahia (ended in June 2014); (ii) the partial write-off of intangible assets related to the sale of 24,624 hectares under Cresca’s land rights and exploration agreement and (iii) the provision for losses from corporate income tax offsetting credits for fiscal year 2009.

In 6M14, other revenues came to R$1.4 million, related to the reversal of provisions for environmental contingencies in 2013 due to the change in the classification of the process for possible.

     Financial Result

(R$ thousand)	2Q15	2Q14	Change	6M15	6M14	Change
Interest	(1,929)	(178)	983.7%	(4,905)	(4,041)	21.4%
Monetary variations	(705)	(544)	29.6%	(1,393)	(1,033)	34.8%
Foreign exchange variations on liabilities	2,311	1,166	98.2%	2,369	858	176.1%
Unwind of present value adjustment	6,782	1,967	244.8%	5,562	1,655	236.1%
Results with derivatives	3,193	1,334	139.4%	10,683	5,799	84.2%
Other financial income / expenses	714	2,390	-70.1%	3,691	5,565	-33.7%
Total	10,366	6,135	69.0%	16,007	8,803	81.8%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the monetary variation on the amount payable from the acquisition of Alto Taquari and Nova Buriti Farms; (iii) exchange variation of the companies’ USD cash position and Cresca’s receivables; (iv) present value of Cremaq, Araucária and São Pedro Farms’ sales receivables, which is linked to the soybean bag prices , (v) income from hedge operations and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari Farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions at offshore brokerage houses and Cresca’s receivables.

Increased balance of realization of present value over assets and liabilities is chiefly due to the adjustment to fair value of farms accounts payable denominated in soybeans.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

Release 2Q15	12

The points considered when deciding on the price and margin hedging strategy and tools are listed below:

·        Estimated gross margin based on the current price scenario.

·        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

·        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

·        Comparison between current estimates and the company’s budget.

·        Comparison of the estimated gross margin and the historical average.

·        Market expectations and trends.

·        Tax aspects.

In line with our policy, the Company began building hedge positions for the 2014/15 harvest year in the first half of 2014. These positions essentially involve the physical purchase of fertilizer and the sale of soybean and dollar futures

Hedge Position as of February 5th, 2015

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
14/15	71.1%	10.70	34.4%	2.71
1- Percentage of volume in tons of soybeans locked in.
2- Percentage of expected revenue in USD.

Release 2Q15	13

Balance Sheet

     Properties for Investments

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, minus the depreciation accrued according to the same criteria detailed for fixed assets.

Investment Properties	Acquisition value	Investments	Investment Properties	Propertie Appraisal (06/30/2014)
In December 31, 2014	238,077	111,766	349,843	1,066,466

The acquisition of Cresca will be booked as a joint-venture and, therefore, recognized as an investment and its results as equity income.

The write-offs in the period, were due to buildings, the clearing of areas and construction in progress.

Release 2Q15	14

     Indebtedness

The table below shows BrasilAgro’s short and long-term loans and financing on June 30, 2014 and September 30, 2014.

Loans and Financing (R$ thousand)	Expiration	Annual Interest Tax - %	12/31/2014	06/30/2014	Change
Short term
Financiamento de Custeio Agrícola - BNB e Itaú	Nov-15	7,51 to 15,12	55,510	44,712	24.2%
Financiamento Projeto Cremaq e Jaborandi - BNB	Dec-15	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 7,23	10,215	12,742	-19.8%
Financiamento de Máquinas e Equipamentos - FINAME	Dec-15	5,50 to 8,70	1,729	1,814	-4.7%
Financiamento de cana-de-açúcar - Itaú	Jul-15	TJLP + 3,00 to 3,10	1,548	2,985	-48.1%
			69,002	62,253	10.8%
Long term
Financiamento de safra - Itaú	Jul-15	TJLP + 3,00 to 3,10	-	1,610	-100.0%
Financiamento de Máquinas e Equipamentos - FINAME	Nov-16	5,50 to 8,70	462	1,056	-56.3%
Financiamento Projeto Cremaq e Jaborandi - BNB	Oct-21	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 7,23	53,796	55,243	-2.6%
			54,258	57,909	-6.3%
Total			123,260	120,162	2.6%

The bulk of the Company’s debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. Government development agencies disbursed financing of R$61.2 million along 6M15.

In 2Q15, we also contracted the financing for the construction of a silo in Bahia. The total financed amount came to R$10.7 million, at the rate of 4% p.a., with 60 months duration and 12-month grace period.

The balance of loans and financing came to R$123.2 million and R$120.2 million on December 31, 2014 and June 30, 2014, respectively.

In addition, the balance of accounts payable on acquisitions on December 31, 2014 was R$46.4 million, 3.6% up on June 30, 2014, due to the restatement of the installments, which are adjusted by the IGPM inflation index, the CDI interbank rate and the U.S. dollar.

Acquisitions payable (R$ thousand)	12/31/2014	06/30/2014	Change
Alto Taquari Farm	27,453	26,060	5.3%
Nova Buriti Farm	18,986	18,760	1.2%
Total	46,439	44,820	3.6%

Release 2Q15	15

Corporate Governance

     BrasilAgro Day

On December 18, the Company held the BrasilAgro Day with the presence of a sector specialist, where topics related to the market were discussed and the Company’s future plans.

All the members of the board of executive officers were present at the event and we had the presence of more than 40 people, among investors, shareholders, market analysts and other market professionals.

Capital Markets

     Share performance

On January 27, 2015, pursuant to article 20, XII of the Bylaws, article 30, paragraph 1, “b” of Law 6404/76, article 2 of CVM Instruction 358/02 and article 14 of CVM Instruction 10/80, the Company canceled 195,800 shares held in treasury.  The Shares were acquired through the Company’s share buyback program.

The Company’s capital stock of R$584.2 million did not suffer any alteration as a result of the cancellation of the shares, but it will now be divided into 58,226,600 common shares.

On February 9, 2015, BrasilAgro’s shares (AGRO3) were quoted at R$8.30, giving a market cap of R$483.3 million, while its ADRs (LND) were quoted at US$3.05.

Release 2Q15	16

Definitions
Harvest 2012/2013 fiscal year begun on July 1, 2012 and ended June 30, 2013.
2Q14 quarter ended December 31, 2014.
Harvest 2013/2014 fiscal year begun on July 1, 2013 and ended June 30, 2014.
2Q15 quarter ended December 30, 2014.
Harvest 2014/2015 fiscal year begun on July 1, 2014 and ended June 30, 2015.

Disclaimer
The statements contained in this document related to the prospects for BrasilAgro s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management s expectations.
These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 2Q15	17

Income Statement (R$ ‘000)

	2Q15	2Q14	Change	6M15	6M14	Change
Revenues from grains	8,527	1,353	530.2%	34,285	16,301	110.3%
Revenues from sugarcane	12,842	2,168	492.3%	38,844	27,800	39.7%
Revenues from leasing	571	165	246.1%	957	387	147.3%
Revenues from farm sale	-	-	n.a.	-	-	n.a.
Other revenues	1,548	561	175.9%	2,726	807	237.8%
Deductions from gross revenue	(2,235)	(563)	297.0%	(4,850)	(2,367)	104.9%
Net Sales Revenue	21,253	3,684	476.9%	71,962	42,928	67.6%
Change in fair value of biological assets and agricultural products	1,871	(556)	n.a.	9,645	634	1421.3%
Reversal of impairment of net realizable value of agricultural products after harvest	195	-	n.a.	(1,778)	(15)	11753.3%
Net Revenue	23,319	3,128	645.5%	79,829	43,547	83.3%
Cost of agricultural products sale	(21,847)	(5,383)	305.8%	(70,403)	(43,071)	63.5%
Cost of farm sale	-	-	n.a.	-	-	n.a.
Gross Profit (loss)	1,472	(2,255)	n.a.	9,426	476	1880.3%

Selling expenses	477	(1,200)	n.a.	(371)	(3,166)	-88.3%
General and administrative expenses	(6,336)	(7,396)	-14.3%	(13,412)	(14,027)	-4.4%
Depreciations and amortizations	(335)	(378)	-11.3%	(671)	(717)	-6.4%
Personnel expenses	(3,354)	(3,972)	-15.6%	(7,755)	(8,443)	-8.1%
Expenses with services provider	(1,540)	(1,541)	-0.1%	(2,454)	(2,400)	2.3%
Leases and Rents	(129)	(187)	-31.1%	(361)	(354)	2.0%
Others sales	(978)	(1,318)	-25.8%	(2,171)	(2,113)	2.7%

Other operating income/expenses, net	(4,237)	1,892	n.a.	(5,580)	1,447	n.a.

Financial result	10,366	6,135	69.0%	16,007	8,803	81.8%
Financial income	19,973	12,847	55.5%	50,643	21,008	141.1%
Interest on Financial Investments	1,851	2,652	-30.2%	5,074	5,998	-15.4%
Interest on assets	1,260	357	252.9%	2,551	707	260.8%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations on liabilities	3,275	858	281.7%	6,761	858	688.0%
Unwind of present value adjustment	7,933	7,378	7.5%	20,163	7,378	173.3%
Realized results with derivatives	2,780	3,389	-18.0%	10,189	4,782	113.1%
Unrealized results with derivatives	2,874	(1,787)	n.a.	5,905	1,285	359.5%
Financial expenses	(9,607)	(6,712)	43.1%	(34,636)	(12,205)	183.8%
Bank charges	(1,137)	(262)	334.0%	(1,383)	(433)	219.4%
Interest on liabilities	(3,189)	(535)	496.1%	(7,456)	(4,748)	57.0%
Monetary variations	(705)	(544)	29.6%	(1,393)	(1,033)	34.8%
Foreign exchange variations on liabilities	(964)	308	n.a.	(4,392)	-	n.a.
Unwind of present value adjustment	(1,151)	(5,411)	-78.7%	(14,601)	(5,723)	155.1%
Realized results with derivatives	(259)	-	n.a.	(841)	-	n.a.
Unrealized results with derivatives	(2,202)	(268)	721.6%	(4,570)	(268)	1605.2%

Equity pick up	(1,279)	-	n.a.	(2,082)	-	n.a.
Profit (loss) before income and social contribution taxes	463	(2,824)	n.a.	3,988	(6,467)	n.a.
Income and social contribution taxes	717	1,445	-50.4%	(1,226)	2,019	n.a.
Profit (loss) for the year	1,180	(1,379)	n.a.	2,762	(4,448)	n.a.
Outstanding shares at the end of the period	58,422,400	58,422,400	58,422,400	58,422,400	58,422,400	58,422,400
Basic earnings (loss) per share - R$	0.02	(0.02)	n.a.	0.05	(0.08)	n.a.

Release 2Q15	18

Balance Sheet (R$ ‘000)

Assets	12/31/2014	06/30/2014	Change
Current assets
Cash and Cash equivalents	21,883	86,745	-74.8%
Markable securities	18,361	21,532	-14.7%
Trade accounts receivable	43,307	65,010	-33.4%
Inventories	18,586	40,210	-53.8%
Biologial assets	64,786	1,421	4459.2%
Recoverable taxes	3,612	3,749	-3.7%
Derivative financial instruments	18,090	18,255	-0.9%
Transactions with related parties	730	723	1.0%
Other assets	397	442	-10.2%
	189,752	238,087	-20.3%

Non-current assets
Biological assets	22,180	31,202	-28.9%
Restricted marketable securities	13,443	13,782	-2.5%
Recoverable taxes	30,133	29,849	1.0%
Diferred taxes	43,294	43,554	-0.6%
Derivative financial instruments	-	63	-100.0%
Trade accounts receivable	30,087	37,453	-19.7%
Receivables from related parties	349,843	334,803	4.5%
Trade accounts receivable	31,495	26,068	20.8%
Investment properties	5,879	4,644	26.6%
	526,354	521,418	0.9%

Investments in unquoted equity instruments	74,939	50,369	48.8%
Property, plant and euipment	12,485	13,542	-7.8%
Intagible assets	4,122	4,966	-17.0%
	617,900	590,295	4.7%
Total assets	807,652	828,382	-2.5%

Release 2Q15	19

Balance Sheet (R$ ‘000)

Liabilities and Equity	12/31/2014	06/30/2014	Change
Current liabilities
Trade accounts payable	14,619	8,158	79.2%
Loans and financing	69,002	62,253	10.8%
Labor obligations	3,466	8,730	-60.3%
Taxes payable	5,983	6,501	-8.0%
Dividends payable	25	25	0.0%
Derivative financial instruments	4,054	204	1887.3%
Payable for purchase of farms	46,439	44,820	3.6%
Transactions with related parties	378	33,237	-98.9%
Onerous contract	-	579	-100.0%
Advances from customers	2,647	15,038	-82.4%
	146,613	179,545	-18.3%

Non-current liabilities
Loans and financing	54,258	57,909	-6.3%
Taxes payable	1,992	2,482	-19.7%
Provision for legal claims	4,133	3,573	15.7%
Other liabilities	737	967	-23.8%
	61,120	64,931	-5.9%

Equity - Attributable to equity holders of the parent
Capital	584,224	584,224	0.0%
Capital reserves	4,283	4,201	2.0%
Treasury shares	(1,934)	(1,934)	0.0%
Others reserves	21,572	8,403	156.7%
Accumulated losses	(8,226)	(10,988)	-25.1%
Total equity	599,919	583,906	2.7%

Total liabilities and equity	807,652	828,382	-2.5%

Release 2Q15	20

Cash Flow (R$ ‘000)

	6M15	6M14
Net Income	2,762	(4,448)
Adjustments to reconcile net income
Depreciation and amortization	9,337	8,642
Fam sale gain	-	-
Granting of stock options	82	619
Residual value of fixed assets	1,407	194
Equity Pickup	253	1,734
Patrimonial Equivalence	2,082	-
Gain (loss) on derivatives	(1,335)	(1,285)
Exchange rate, monetary and financial charges	(1,145)	3,612
Ajuste a valor presente de contas a receber pela venda de fazendas e máquinas	(5,562)	170
Provision for Income and social contribution taxes	966	-
Income and social contribution taxes	260	(2,800)
Fair value of biological assets and agricultural products and depletion of harvest	(9,645)	(634)
Reversal of impairment of agricultural products after harvest	1,778	15
Allowance for doubtful accounts	47	153
Onerous contracts	(579)	-
Provisions for lawsuits	2,653	(1,796)
	3,361	4,176
Change in operating working capital
Clients	22,613	88,022
Inventories	61,909	2,913
Biological Assets	(87,736)	(60,227)
Recoverable Taxes	(1,656)	(3,166)
Derivative Transactions	5,200	(1,047)
Other credits	(759)	(8,985)
Suppliers	6,000	1,757
Related parties	(35,747)	(3,410)
Taxes	(275)	(1,079)
Paid income tax and social contribution	(5,264)	(5,510)
Labor obligations	(1,699)	(766)
Clients advance	(12,391)	(38)
Other obligations	(230)	-
Net Cash generated by (used in) operating activities	(46,674)	12,640
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(1,097)	(1,929)
Additions to property for investments	(22,064)	(10,559)
Rescur (Application) for rescue of securities	8,755	9,021
Farm acquisition payment	-	(2,151)
Increase in investments and participations	(13,483)	(14,463)
Cresca joint venture acquisition	-	(8,592)
Amount received from the sale of farm	10,897	10,369
Net cash (invested in) operating activities	(16,992)	(18,304)
CASH FLOW OF FINANCING ACTIVITIES
Loans and financing	61,191	39,601
Interest from Loans and Financing	(7,187)	-
Payment of loans and financing	(55,200)	(44,178)
Treasury shares	-	(1,934)
Generated (provided) net cash by financing activities	(1,196)	(6,511)
Increase (decrease) in cash and cash equivalents	(64,862)	(12,175)
Cash and cash equivalents at the beginning of the year	86,745	75,694
Cash and cash equivalents at the end of the year	21,883	63,519
	(64,862)	(12,175)

Release 2Q15	21

Release 2Q15	22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 10, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer